Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-268586

Advaxis, Inc. (“Advaxis”) has filed a registration statement on Form S-4 (File No. 333-268586) (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. The Registration Statement relates to an offering of securities of Advaxis to stockholders of Ayala Pharmaceuticals, Inc., a Delaware corporation (“Ayala”), in connection with the merger (the “Merger”) contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 18, 2022, by and among Advaxis, Ayala and Doe Merger Sub, Inc. (“Merger Sub”), a direct, wholly-owned subsidiary of Advaxis. The prospectus included in Amendment No. 1 to the Registration Statement consists of a proxy statement/prospectus dated December 12, 2022 (the “Prospectus”).

The following information supplements and updates the information contained in the Prospectus and should be read together with the Prospectus. A copy of the Prospectus included in Amendment No. 1 to the Registration Statement can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1100397/000149315222034882/forms-4a.htm

Before you invest, you should read the proxy statement/prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Defined terms used herein and not otherwise defined shall have the meanings set forth in the Prospectus.

Supplemental Disclosure

As previously disclosed, on October 18, 2022, Advaxis, Ayala and Doe Merger entered into the Merger Agreement. On December 12, 2022, the Registration Statement was declared effective by the SEC. Upon the effectiveness of the Form S-4, Ayala filed the Prospectus as a definitive proxy statement on Schedule 14A (the “Ayala Proxy Statement”).

On December 15, 2022, a purported Ayala stockholder filed a complaint in the U.S. District Court for the Southern District of New York against Ayala and the members of its Board, captioned Stephen Bushansky v. Ayala Pharmaceuticals, Inc., Case No. 1:22-cv-10621 (S.D.N.Y.) (the “Complaint”).

The Complaint asserts claims against all defendants under Section 14(a) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14a-9 promulgated thereunder for omitting or misrepresenting material information from the Ayala Proxy Statement and against the individual defendants under Section 20(a) of the Exchange Act for alleged “control person” liability with respect to such alleged omissions and misrepresentations. The allegations in the Complaint include that the Ayala Proxy Statement omitted material information regarding Ayala’s financial projections and Torreya’s financial analyses. The Complaint seeks, among other relief, (1) to enjoin defendants from consummating the Merger; (2) to enjoin a vote on the Merger; (3) to rescind the Merger Agreement or recover damages, if the Merger is completed; (4) a declaration that defendants violated Sections 14(a) or 20(a) and Rule 14a-9 of the Exchange Act; and (5) attorneys’ fees and costs.

In addition, as of the date of this Prospectus Supplement, nine purported Ayala stockholders sent letters to those noted in the above-referenced Complaint alleging similar deficiencies in Ayala’s Proxy Statement (collectively, the “Demand Letters”).

Ayala believes that the Ayala Proxy Statement complies fully with all applicable law and that the allegations in the Complaint and the Demand Letters are without merit. Additional lawsuits arising out of the Merger may be filed in the future. No assurances can be made as to the outcome of such lawsuits, the Complaint or the Demand Letters.

Ayala does not believe, with respect to the Complaint or Demand Letters, that supplemental disclosures are required or necessary under applicable laws or that any information contained herein is material. However, solely to moot the unmeritorious disclosure claims and minimize the risk, costs, burden, nuisance and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Ayala is electing to make the supplemental disclosures to the Ayala Proxy Statement set forth below in response to the Complaint and Demand Letters. These supplemental disclosures should be read in conjunction with, and incorporated by reference into, the Ayala Proxy Statement. Ayala denies the allegations in the Complaint and Demand Letters, and denies any violation of law. Ayala believes that the Ayala Proxy Statement disclosed all material information required to be disclosed therein, and denies that the supplemental disclosures are material or are otherwise required to be disclosed. Nothing in the supplemental disclosures should be deemed an admission of the legal necessity or materiality of any supplemental disclosures under applicable laws.

SUPPLEMENT TO PROSPECTUS

This supplemental information should be read in conjunction with the Prospectus, which should be read in its entirety. Page references in the below disclosures are to the pages in the Prospectus, and defined terms used but not defined herein have the meanings set forth in the Prospectus. Without admitting in any way that the disclosures below are material or otherwise required by law, Advaxis makes the following amended and supplemental disclosures. For clarity, new text within the amended or amended and restated portions of the proxy statement/prospectus is highlighted with bold, underlined text and deleted text is denoted with a strikethrough.

The section of the Prospectus entitled “The Merger” is amended and supplemented as follows:

The disclosure on page 141 of the Prospectus below the subheading “Background of the Merger” is amended and supplemented by amending and restating the second paragraph under the subheading as follows:

On May 11, 2022, the Ayala Board held a meeting, together with members of Ayala’s management and representatives of Ernst & Young Global (“Ernst & Young”) and Latham & Watkins LLP (“Latham”). At the meeting, among other items, members of Ayala’s management discussed the company’s cash balance and projected cash runway and representatives of Oppenheimer & Co. Inc. (“Oppenheimer”) joined the meeting to provide a market update and discuss the potential for an equity financing. The Ayala Board then discussed the potential engagement of (i) Oppenheimer as a financial advisor for a potential equity financing and (ii) Torreya Capital, LLC (“Torreya”) for financial and strategic advice. After such discussion, the Ayala Board approved the engagement of Oppenheimer. Ayala did not pay Oppenheimer any fee in connection with the proposed equity financing because it was not consummated, but Ayala reimbursed Oppenheimer for its legal expenses. Oppenheimer served as an underwriter of Ayala’s initial public offering in 2020, for which it received its share of the $1.05 per share underwriting discount, and expense reimbursement to the extent set forth in the underwriting agreement. Other than these engagements, Oppenheimer has not been engaged to provide financial advisory or other services to Ayala during the preceding two years. In late 2021, Oppenheimer had been among the investment banks to advise Advaxis in connection with a proposed offering of securities of Advaxis, which was announced in November 2021 but not ultimately consummated as the conditions precedent to such offering were not satisfied.

The disclosure on page 142 of the Prospectus below the subheading “Background of the Merger” is amended and supplemented by amending and restating the first paragraph on page 142 as follows:

Throughout July 2022, Torreya contacted 95 companies that included strategic buyers, publicly listed biotechnology companies that had more cash than required for their existing or failed pipelines (“Cash Shells”), and privately owned companies that were interested in a merger with a public company in order to expand their drug development pipelines and become listed on Nasdaq. Even with Ayala’s low share price during this period, interest from strategic buyers and privately owned companies was limited. As a result and given Ayala’s diminished cash runway, Ayala and Torreya prioritized Cash Shells that could sustain Ayala’s operations through its next milestone event. During July, Ayala entered into non-disclosure agreements with six companies. Three of the non-disclosure agreements did not include a standstill provision, and three of the non-disclosure agreements contained a customary standstill provision, including a “don’t ask don’t waive” provision, but permitted a party to make a confidential proposal to the other party’s board following such other party’s announcement of a business combination transaction. Each company conducted diligence by holding a call with Ayala’s management at which Ayala’s business was discussed and reviewing Ayala’s publicly available filings with the SEC and other publicly available documents. One was a private company, which terminated discussions after an introductory call with Ayala in order to pursue its own fundraising activities. ~~Four~~ Three of the companies, after analysis of Ayala and its programs, indicated that they were not interested in a merger transaction, but might be interested in regional licensing transactions that would require several months to complete.

The disclosure on page 150 of the Prospectus below the subheading “Background of the Merger” is amended and supplemented by amending and restating the second paragraph on page 150 as follows:

In addition to the foregoing, at the meeting, the Ayala Board reviewed and discussed Letter Agreements to be entered into with Dr. Mamluk, Mr. Maimon and Dr. Gordon. Under the terms of the Letter Agreements with Dr. Mamluk and Mr. Maimon, each agreed, among other things, that his or her employment would terminate immediately following the closing of the Merger and that each would be entitled to certain cash severance payments and the acceleration of all unvested equity awards. The Letter Agreement with Dr. Gordon provided for certain severance benefits upon his termination without cause or his resignation for justified reason within 12 months following the closing of the Merger. For a detailed discussion of the Letter Agreements, please see “—Interests of Ayala Directors and Executive Officers in the Merger—Executive Officer Employment Agreements” beginning on page 172 of this proxy statement/prospectus. Following discussion, the Ayala Board unanimously approved the Letter Agreements. No other post-closing employment arrangements for members of Ayala senior management were negotiated with, or secured by, Advaxis.

The disclosure on page 164 of the Prospectus below the subheading “Opinion of Ayala’s Financial Advisor–Torreya Capital, LLC — Summary of Financial Analysis by Torreya — Discounted Cash Flow Analysis” is amended and supplemented by amending and restating the second paragraph under the subheading in its entirety as follows:

The free cash flow analysis assumed a starting net operating loss balance based on Ayala’s operating losses incurred to date of $130 million as of December 31, 2022 and forecasts negative cash flow through 2026 of approximately $100 million. To finance these losses, Torreya projected financing fees and other transaction expenses of $10 million. Torreya also assumed a 20% discount on the current share price for each share offered as part of the hypothetical financing. Torreya then discounted the projected free cash flows for fiscal years ending December 31, 2023, through 2033 for Ayala using a discount rate of 12% based on the share price and managements forecast, and no terminal value. The DCF analysis resulted in estimated total enterprise value of Ayala of $394 million. While Torreya recognized the implied enterprise value of Ayala indicated by the DCF analysis, Torreya considered (1) that the DCF analysis does not consider market sentiment where approximately 200 US-listed biotech companies are trading below their own cash amounts and (2) the Ayala Projections are not achievable without significant additional funding to bring Ayala through 2026. Ayala ran a full financing process in the first half of 2022 and was unable to find a viable source of any financing to bring Ayala through 2026, leading Ayala to search for a strategic alternative to unlock its intrinsic value.

The disclosure on page 166 of the Prospectus below the subheading “Opinion of Ayala’s Financial Advisor–Torreya Capital, LLC — Summary of Financial Analysis by Torreya — Comparable Transactions Analysis” is amended and supplemented by amending and restating the table under the subheading in its entirety as follows:

Announced Date	Closing Date	Transaction	AssetCo	AssetCo Cash (m)	AssetCo Cash as % of combined total	AssetCo Ownership %
Mergers where AssetCo cash amount strongly influenced relative ownership post-merger
Jul-5-22	Sep-15-22	Syros-Time	Syros	$50	45%	46%
Sep-6-22	Merger agreement terminated on Dec-23-22	Equillium-Metacrine	Equillium	$24	48%	75%
Sep-28-22	Not yet completed	Aceragen-Idera	Aceragen	$17	63%	67%
Mergers where AssetCo cash show limited correlation to relative ownership post-merger
Jul-21-22	Nov-8-22	ARS-Silverback	ARS	$25	9%	63%
Apr-27-22	Sep-15-22	Cend-Caladrius	Cend	$17	27%	50%
Sep-21-22	Not yet completed	Carisma-Sesen	Carisma	$38	21%	58%

The disclosure on page 166 of the Prospectus below the subheading “Opinion of Ayala’s Financial Advisor–Torreya Capital, LLC — Summary of Financial Analysis by Torreya — Miscellaneous” is amended and supplemented by adding the following sentence to the end of the first paragraph:

During the two years preceding the date of the Torreya Opinion, Torreya has not been engaged to provide financial advisory services or other services to Advaxis, and Torreya has not received any compensation from Advaxis during such period.

The disclosure on page 167 of the Prospectus below the subheading “Certain Prospective Financial Information of Advaxis; Certain Adjustments by Advaxis to Financial Information of Ayala” is amended and supplemented by amending and restating the first paragraph under the subheading in its entirety as follows:

The Ayala projections, as prepared by Ayala management and set forth below under “The Merger—Certain Prospective Financial Information of Ayala,” were adjusted by Advaxis management to reflect reductions in projected revenues relating to its assessment of the commercial potential and probability of success for Ayala’s lead product candidates based on the views of Advaxis management as to the probability of technical and regulatory success for drugs similar to such product candidates, as shown in the table below, for purposes of Cantor Fitzgerald’s financial analyses described above in “The Merger—Opinion of Advaxis’ Financial Advisor—Cantor Fitzgerald”.

The disclosure on page 169 of the Prospectus below the subheading “Certain Prospective Financial Information of Ayala — Summary of the Ayala Projections” is amended and supplemented by amending and restating the first paragraph and table under the subheading in their entirety as follows:

Set forth below is a summary of the Ayala Projections. The Ayala Projections reflect: (1) Ayala management’s assessment of the commercial potential and probability of success for Ayala’s lead product candidates, which was estimated to be 30% for AL101 and 60% for AL102; (2) Ayala’s existing and future net operating loss, or NOL, carryforwards, estimated using a starting NOL balance as of January 1, 2022 of $130 million; (3) Ayala’s estimated cost of goods and operational costs, including research and development and general and administrative costs; (4) a tax rate of 21% for Ayala; (5) estimated royalties and milestone payments for Ayala and (6) capital expenditure and working capital estimates for Ayala.

($ in millions)	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
AL101 Revenue	0	0	6	13	28	35	43	45	45	45	45
AL102 Revenue	0	0	6	13	37	79	128	173	212	243	255
Total Revenue	0	0	3	26	65	115	171	218	247	288	300
Total Cost of Goods Sold	0	0	0	1	2	4	6	9	11	13	14
Gross Profit	0	0	6	25	63	111	165	210	246	275	286
Operating Expenses:
AL101 Research & Development	9	9	1	1	0	0	0	0	0	0	0
AL102 Research & Development	19	21	7	3	0	0	0	0	0	0	0
Selling, General & Administrative	10	10	14	17	26	31	32	40	45	50	52
Royalty to BMS	0	0	1	2	6	10	15	20	24	28	29
Milestones to BMS	0	0	4	8	0	5	0	6	0	0	0
EBIT(1)	(37)	(40)	(21)	(6)	31	65	117	144	176	198	205
Taxes (NOL-adj)(2)	0	0	0	0	1	3	5	8	37	42	43
Net Income	(37)	(40)	(21)	(6)	30	62	112	136	139	156	162

EBIT(1)	(37)	(40)	(21)	(6)	31	65	117	144	176	198	205
Taxes (NOL-adj)(2)	0	0	0	0	1	3	5	8	37	42	43
Capital Expenditures	2	2	1	1	1	1	1	1	1	0	0
Changes in Working Capital	0	0	1	2	4	5	6	5	4	3	1
Free Cash Flow (3)	(35)	(38)	(21)	(7)	27	58	107	132	136	153	162

(1)	EBIT is defined as Ayala’s revenues, less cost of goods sold and operating expenses.
(2)	Assumes a net operating loss starting balance of $130 million as of December 31, 2022.
(3)	Free cash flow is defined as Ayala’s EBIT ~~plus~~ less tax expense (NOL adjusted), capital expenditures and ~~depreciation and amortization, less~~ increases in net working capital.